[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 15, 2013

VIA E-MAIL & EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Knight Holdco, Inc.

Registration Statement on Form S-4

Filed February 13, 2013

File No. 333-186624

Knight Capital Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-14223

Dear Ms. Hayes:

Set forth below are responses of Knight Capital Group, Inc. (“Knight”), GETCO Holding Company, LLC (“GETCO”) and Knight Holdco, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 12, 2013 regarding the Company’s registration statement on Form S-4 filed with the Commission on February 13, 2013 (as amended, the “Registration Statement”) and Knight’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Knight Form 10-K”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (the “Form S-4/A”) and we are furnishing to the Staff supplementally six courtesy copies of the Form S-4/A marked to show changes from the Registration Statement as filed on February 13, 2013 (File No. 333-186624). Capitalized terms not defined in this letter shall have the meanings set forth in the Registration Statement.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Knight, GETCO and the Company (with respect to the Registration Statement) and by responses on behalf of Knight (with respect to the Knight Form 10-K). Page numbers referenced in the responses refer to page numbers in the Form S-4/A.

Registration Statement on Form S-4

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

General

1.	Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X and provide current consents of the independent accountants in any amendment.

We have included updated financial statements and current consents of the independent accountants in the Form S-4/A.

2.	Throughout your joint proxy/prospectus, you use technical or industry terms that may be unfamiliar to investors (e.g., alternative trading systems, crossing networks, dark liquidity pools, low-latency technology, etc.). Please revise to ensure that all acronyms and industry terms are defined at the time of first use. Additionally, we note that you sometimes refer to a subsidiary or line of business without describing the business. Please revise to provide adequate background and contextual information, as appropriate.

In response to the Staff’s comments, we have revised the disclosure throughout the Form S-4/A accordingly.

3.	We refer to your disclosure indicating that the terms of the Knight Series A-1 Preferred Stock provide for a mandatory conversion into Knight Capital common stock on the third trading day after which the closing price for Knight common stock has exceeded $3.00 per share for 60 consecutive days. We note that the closing price of Knight Capital’s common stock now has been greater than $3.00 per share for over 60 consecutive days. Please revise your disclosure to reflect the mandatory conversion of Knight Series A-1 Preferred Stock.

On February 28, 2013, at 5:00 p.m. New York City time, each issued and outstanding share of the Knight Series A-1 Preferred Stock was converted into 666.667 shares of the Knight Class A Common Stock, subject to certain adjustments to prevent the issuance of fractional shares. We have revised the S-4/A to reflect the mandatory conversion of the Knight Series A-1 Preferred Stock including a description of the mandatory conversion on page 4.

4.	As currently presented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight of what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with exchange act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. See Rule 14d-1(g)(3).

Pursuant to conversations with the Staff, we understand that no response to this comment is necessary.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

Inside Front Cover Page

5.	Please provide the basis for your statement that the business combination transaction will create a “leading” financial services firm.

We have revised the disclosure on the inside front cover page of the Registration Statement to remove the term “leading” from the statement describing the business combination between Knight and GETCO.

Questions and Answers about the Mergers, page 1

What will I receive for my shares or units? page 3

6.	Please also quantify the percentage of Class A units that are held by Messrs. Tierney and Schuler.

In response to the Staff’s comment, we have revised the disclosure on page 4.

7.	Please describe the entity General Atlantic where it is first discussed in the proxy/prospectus and explain its relationship to GA-GTCO. Please also revise to clarify, if accurate, that the 14,666,667 shares of KCG common stock will be issued in consideration for the $55 million cash contribution by affiliates of General Atlantic to GETCO.

We have revised the disclosure on pages 2 and 27 of the Registration Statement to describe the entity General Atlantic where first discussed and explain its relationship to GA-GTCO.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in consideration of their cash contribution to GETCO, which will occur immediately prior to the consummation of the mergers, affiliates of General Atlantic will receive GETCO units that will convert in the merger into a number of shares of Company common stock equal to the amount of the equity commitment funded divided by $11.25. If the full $55 million is funded, then affiliates of General Atlantic will be issued GETCO units that would convert into 4,888,889 shares of Company common stock upon the consummation of the mergers. The Company has revised the disclosure on pages 4,15, and 155 of the Registration Statement to clarify this arrangement in response to the Staff’s comment.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

8.	Please revise to clearly disclose the total liquidation preference to be received by each of Messrs. Schuler and Tierney and GA-GTCO’s owners and to indicate the Class P units’ pro rata share of the merger consideration.

In response to the Staff’s comment we have revised the disclosure on pages 4, 5, 15 and 155-156.

Q: What vote is required to approve the mergers? page 5

9.	Please explain the statement, “We also currently expect that the mergers will not be able to be completed unless holders of a majority of the Knight Series A-1 Preferred Stock...vote to approve and adopt the merger agreement and the mergers.” If there is doubt as to whether the Series A-1 Preferred Stock holders must approve the merger or whether they have to approve it as a separate class, please explain the uncertainty.

As a result of the mandatory conversion of the Knight Series A-1 Preferred Stock on February 28, 2013, there are no shares of Knight Series A-1 Preferred Stock that remain outstanding and thus no approval by the holders of the Series A-1 Preferred Stock is necessary to approve the mergers. We have revised the Form S-4/A accordingly.

10.	Please file as exhibits the voting agreements described in this Question and Answer.

The Company acknowledges the Staff’s comment and has filed each of the voting agreements between Knight on the one hand, and each of GA-GTCO, Stephen Schuler and Daniel Tierney, on the other hand, and the voting agreement between GETCO and TD Ameritrade as Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, to the Registration Statement. In addition, the Company notes that the form of voting and support agreements are included as Annex E and Annex F to the joint proxy statement/prospectus contained in the Registration Statement.

11.	Please separately disclose the total common and preferred Knight Capital shares owned by TD Ameritrade that are covered by the TD Ameritrade voting agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 6 and 67.

Board of Directors and Executive Officers of KCG, page 20

12.	Please disclose here that Messrs. Coleman, Schuler and Tierney are all current directors of GETCO, that Messrs. Tierney and Schuler are the co-founders of GETCO and that Mr. Coleman currently is the chief executive officer of GETCO. Please also clarify why you refer to Mr. Coleman as the chief executive officer of KCG here and on page 124, given that Mr. Amoruso has signed the proxy/prospectus in that capacity.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

In response to the Staff’s comment we have revised the disclosure on page 22. We have also revised the disclosure on page 22 to clarify that Mr. Coleman will be the chief executive officer commencing as of the Closing. Mr. Amoruso is the current chief executive officer of the Company.

13.	We note your disclosure on page 188 regarding the Knight Capital directors selected by Blackstone and General Atlantic, as well as the director selected by Knight Capital and “acceptable to Jefferies.” Please clarify whether these individuals will continue to serve on the KCG board. Additionally, we note that you refer to a TD Ameritrade “nominee director” on page 117. Please similarly clarify your disclosure to indicate whether a director nominated by TD Ameritrade could serve on the KCG board.

In response to the Staff’s comment, we have eliminated the disclosure on page 194 regarding the Knight directors selected by Blackstone and General Atlantic, as well as the director selected by Knight and “acceptable to Jefferies,” since such rights of Blackstone, General Atlantic and Jefferies expired when the Knight Series A-1 Preferred Stock mandatorily converted on February 28, 2013. We have clarified on page 22 that the Company directors other than Messrs. Coleman, Schuler, Tierney and Joyce are expected to be designated by Knight and GA-GTCO prior to the consummation of the mergers and are not known at this time. We have also clarified on page 125 that Mr. Tomczyk is the President and Chief Executive Officer of TD Ameritrade but is not a board nominee of TD Ameritrade.

14.	Please revise your disclosure here and elsewhere in your proxy/prospectus to address the senior management decisions reported in your prospectus supplements filed on February 21, 2013.

We have added disclosure addressing the senior management decisions reported in the prospectus supplements filed on February 21, 2013, on pages 22-23 and 134. The Company has included the name and position of each new executive officer, as well as their respective biographies. Furthermore, although the anticipated beneficial ownership of Company common stock after the mergers will not be known until after the completion of the cash/stock election process, the Company has also disclosed the expected beneficial ownership of Company common stock for each expected executive officer under various cash election scenarios, and has provided the number of warrants expected to be issued to each of them, if any.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

The Special Meetings, page 23

15.	Please add a brief statement that compares the percentage of outstanding shares entitled to vote by Knight Capital directors, executive officers and their affiliates with the vote required for approval of the proposed transaction. See Item 3(h) to Form S-4.

In response to the Staff’s comment, we have revised the disclosure on pages 25 and 67.

Information About the Companies, page 24

GA-GTCO, LLC

16.	Please briefly describe the business of General Atlantic LLC.

In response to the Staff’s comment, we have revised the disclosure on page 27.

Selected Historical Consolidated Financial Data and Other Data of Getco, page 30

Consolidated Statements of Cash Flows, page 32

17.	We note you include a line item for discretionary distributions along with corresponding footnote 1. It is not clear how the amounts presented here reconcile to amounts presented in your historical consolidated statements of cash flows (page F-7), consolidated statements of changes in members’ equity (page F-6), or your disclosure in Getco Distributions (page 202). Please advise and revise your footnote disclosure to include a reconciliation to your consolidated statements of cash flows.

We have revised the disclosure on page 32 of the Registration Statement to clarify that other distributions represent repurchases of tendered units whereby active members sold a portion of their unit holdings to GETCO.

Risk Factors, page 39

18.	Please add a risk factor that explains and quantifies how the merger consideration to be received by GA-GTCO differs from that to be received by other shareholders and unitholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45-46 of the Form S-4/A to include a risk factor titled “GA-GTCO will receive merger consideration that differs from what other GETCO unitholders will receive.”

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

Risk Factors Relating to the Mergers, page 39

Knight stockholders may receive a form of consideration different from what they...., page 39

19.	We refer to your disclosure in the penultimate paragraph of this risk factor. Please quantify the total cash consideration that Jefferies is eligible to receive, given the total amount of common shares that it holds, as well as the amount that it has agreed to waive to the extent that total cash consideration would otherwise exceed $720 million.

In response to the Staff’s comment, we have revised the disclosure on page 39. We respectfully advise the Staff that the amount of cash consideration that Jefferies will be eligible to receive will depend on the results of the cash / stock election. The Company has provided the amount of cash consideration that Jefferies would be entitled to and the amount of cash consideration that Jefferies would be required to waive under two hypothetical scenarios: (1) if Jefferies elects 100% cash consideration, and the total cash consideration is less than $720 million and (2) if all holders of Knight common stock, including Jefferies, elect 100% cash consideration.

Knight stockholders will have a reduced ownership and voting interest..., page 40

20.	Please quantify the dilutive impact to Knight stockholders with respect to the issuance of the warrants.

In response to the Staff’s comment, we have quantified on page 40 the potential dilutive impact to Knight stockholders with respect to the issuance of warrants.

The market price for KCG common stock may be affected by factors different..., page 40

21.	Please revise this risk factor to briefly discuss the differences in the business of Knight Capital and GETCO and to provide examples of the different factors that will be of concern for the shareholders that elect to receive KCG shares as merger consideration.

In response to the Staff’s comment, we have revised this risk factor on page 40.

KCG will have significant leverage, page 41

22.	Please disclose in this risk factor the refinancing and debt arrangements under both the “minimum case” and “maximum case” scenarios described on pages 168 – 169.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

In response to the Staff’s comment, we have revised this risk factor on pages 40-41. The Company respectfully advises the Staff that the amount of debt financing incurred by the Company will depend on the results of the cash / stock election and certain other events between signing and closing, as well as market conditions and other factors, as described on pages 147-152.

Regulatory approvals may not be received, may take longer than expected..., page 42

23.	Please provide more detail regarding the approvals that are required before the mergers may be competed, including the status of any pending applications.

In response to the Staff’s comment, we have revised the disclosure on page 42.

Knight and GETCO directors and officers may have interests in the mergers different..., page 43

24.	Please expand your discussion to provide more detail as to how the interests of certain directors and executive officers of Knight Capital and GETCO may differ from those of shareholders and unitholders. Please include in the risk factor quantification of the total amount of compensation to be paid to the directors and executive officers on an aggregate basis as a result of the merger transaction.

In response to the Staff’s comment, we have revised the disclosure on pages 43-45.

25.	Please expand the discussion to disclose the anticipated post-merger beneficial ownership of currently known directors and executive officers under the three possible scenarios presented under “KCG Pro Forma Ownership” on page 184.

In response to the Staff’s comment, we have revised the disclosure on page 44. Although the anticipated beneficial ownership of Company common stock after the mergers will not be known until after completion of the cash/stock election process, the Company has provided ranges of expected beneficial ownership, based on the number of outstanding shares of Knight common stock and GETCO units as of November 30, 2012 and without giving effect to the issuance of the warrants in the mergers, for any GETCO or Knight director or executive officer who is expected to own greater than 1% of the Company common stock. The Company has also disclosed the number of warrants expected to be issued to GETCO’s directors and executive officers in connection with the mergers.

Shares of KCG common stock to be received by Knight stockholders as a result..., page 43

26.	Briefly summarize the material differences in the rights of shareholders and explain why they present potential risks to those who become shareholders of KCG. Please also apply this comment to your disclosure regarding the rights of GETCO unitholders in the subsequent risk factor.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

In response to the Staff’s comment, with respect to Knight, the Company has revised the disclosure on page 45. With respect to GETCO, the Company acknowledges the Staff’s comment and has removed the risk factor titled “Shares of KCG common stock to be received by GETCO unitholders as a result of the mergers will have rights different from the units of GETCO” because we do not believe the differences to be material risks.

Jefferies is one of GETCO’s financial advisors, and has committed..., page 47

27.	Please revise to quantify the amount that Jefferies and its affiliates will receive in its capacity as financial advisor to GETCO and as a result of providing financing for the mergers.

In response to the Staff’s comment, we have revised the disclosure on page 49.

Knight and GETCO will incur substantial transaction-related costs..., page 47

28.	Please quantify the cash contributions and other transaction-related costs to be made by Knight Capital and GETCO in connection with funding the merger and related events.

In response to the Staff’s comment, we have revised the disclosure on page 49.

Risk Factors Relating to the Combined Company Following the Mergers, page 48

29.	We note your disclosure that “[t]he risks described below are not the only risks facing [you].” Please revise to clarify that this section discusses all material risks.

In response to the Staff’s comment, we have revised the disclosure on page 51 to clarify that this section discusses all known material risks.

Conditions in the financial services industry and the securities markets..., page 49

30.	Please expand this risk factor to address the extent to which current conditions in the financial securities industry may adversely impact your trading volumes and market liquidity.

In response to the Staff’s comment, we have revised this risk factor on page 51 to explain that although to date in 2013 conditions in the financial services industry across the securities markets are best characterized as stable, market conditions are not static, and there may be periods when the conditions may have an adverse impact on the Company.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

KCG’s future operating results may fluctuate significantly as a result of..., page 49

31.	Many of the factors that you cite here could apply to any issuer or offering. Please tailor this discussion to address only the most significant factors that make your offering speculative or risky. For those factors that you choose to retain, please consider whether additional disclosure is needed in order for an investor to understand how the factor presented could cause your future operating results to fluctuate significantly (e.g., the impact of your “ability to design, build and effectively deploy the necessary low-latency technologies...”) and expand your disclosure accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 52.

KCG trading activities will expose it to the risk of significant losses, page 50

32.	Please revise to explain the extent to which either Knight Capital or GETCO historically has held “large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry.” Similarly, with respect to your disclosure under “KCG could lose significant sources of revenues if it loses any of its larger clients” on page 52, please explain whether GETCO or Knight historically has had a limited number of clients account for a significant portion of its revenue or net profit.

In response to the Staff’s comment, we have revised the disclosure on pages 52-53 and 55-56.

KCG could lose significant sources of revenues if it loses..., page 52

33.	Please quantify the “reduced order flow” that Knight Capital experienced as a result of the August 2012 trading incident.

In response to the Staff’s comment, we have quantified the “reduced order flow” that Knight experienced as a result of the August 2012 trading incident on page 56.

Exposure to credit risk may adversely affect KCG’s results of operations, page 53

34.	Please explain self-clearing and describe why it exposes you to credit risk.

In response to the Staff’s comment, we have revised the disclosure on page 56.

KCG could experience additional losses and liabilities as a result of the technology..., page 55

35.	In an appropriate section of your proxy/prospectus, please disclose the status of the internal review into the August 1, 2012 trading loss experienced by Knight Capital, as well as any material findings and remedial measures that have been undertaken thus far in response.

In response to the Staff’s comment, we have revised the disclosure on page 59.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

International activities involve certain risks, page 58

36.	We note that both GETCO and Knight Capital derive a significant portion of their revenues from international activities, particularly in Europe and Asia. Please quantify the portion of the combined business that you anticipate will be subject to risks related to international activities and expand your disclosure to address specifically how your Europe and Asian operations will present unique risks.

In response to the Staff’s comment, we have revised the disclosure on page 61.

KCG’s futures business will present various risks, page 60

37.	Please describe the circumstances surrounding the bankruptcies of MF Global and Penson Financial and explain the fraud allegations that have been made against Peregrine Financial Group and how these circumstances present risks for you and your business.

In response to the Staff’s comment, we have revised the disclosure on page 63.

Cautionary Statement Regarding Forward-Looking Statements, page 61

38.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, including the registration of securities on this Form S-4. See Section 27A of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or clarify that the safe harbor does not apply to the registrant, nor to GETCO, which is not currently a reporting company and therefore ineligible for the safe harbor.

The Company has revised the disclosure on page 64 of the Registration Statement to clarify that the safe harbor under the Private Securities Litigation Reform Act applies only to forward looking statements made by Knight.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

The Knight Special Meeting, page 63

Proxy Solicitations, page 67

39.	We note that Knight may supplement the original solicitation of proxies by mail by using its directors, officers and employees to solicit proxies by telephone, facsimile, letter, or “other electronic means.” Please revise to clarify the nature of the “other electronic means” through which Knight may solicit proxies. Please also note that all written soliciting material, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

In response to the Staff’s comment, we have revised the disclosure on page 69. We also confirm that Knight will file with the Staff under the cover of Schedule 14A all written material used to solicit proxies for the Knight special meeting, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet.

Information About the Companies, page 71

GETCO Holding Company, LLC, page 72

40.	Please disclose the basis for each of the following statements:

•	that GETCO “has been a pioneer in electronic market making and has supported the evolution of the industry” (page 73);

•	the belief that GETCO is “well positioned to participate in the process” to become increasingly automated and transparent (page 73); and

•	that “technology driven firms will be better equipped to create value for customers and stockholders in an environment with increased transparency...” (page 76);

In response to the Staff’s comment, we have revised the disclosure on pages 74-81.

Operating Segment Overview, page 74

41.	Please explain the industry terminology used in this section, including “two-sided markets,” “mid-frequency trading” and “bid/ask spread.”

In response to the Staff’s comment, we have revised the disclosure on page 76, and throughout the Registration Statement, to either further describe or delete industry terminology, including the terms mentioned above.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

Supervision and Regulation, page 76

Government Regulation and Market Structure, page 76

42.	Please describe any material claims to which GETCO has been subject, as mentioned in the second paragraph under this section, including the outcome of such claims.

In response to the Staff’s comment, we have revised the disclosure on page 78.

43.	We refer to your disclosure in the last two paragraphs of this section. Please expand your disclosure as follows.

•

Describe the rules prescribed by the “SEC and other regulatory bodies” that you mention in the penultimate paragraph of this section and explain how compliance with such rules may impact the operations and profitability of GETCO and that of the combined business.

•	Explain the material components of the European proposals discussed on page 77 and how they could impact you and the combined business.

•	Quantify the “significant technological and compliance costs” associated with complying with the original Markets in Financial Instruments Directive.

In response to the Staff’s comment to describe the rules prescribed by the “SEC and other regulatory bodies,” we have added disclosure on page 79 to describe more particularly the pending and proposed SEC and SRO rules. Because these rules will not be implemented until after the mergers, disclosure was also added to the risk factor titled “Regulatory and legal uncertainties could harm KCG’s business” on pages 53-54.

In response to the Staff’s comment to explain the material components of the European proposals, we have added disclosure on page 79. Because these proposals will not be finalized and implemented until after the mergers, disclosure was also added to the risk factor titled “Regulatory and legal uncertainties could harm KCG’s business” regarding the potential impact on the combined business, on pages 53-54.

In response to the Staff’s comment to quantify the “significant technological and compliance costs” associated with complying with the original MiFID, we have removed this reference as we do not believe the costs associated with the original MiFID are material to the Company. Instead, as described above, we have expanded our description of the potential changes and costs associated with European proposals, including MiFID 2/MiFIR.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

Knight Holdco, Inc., page 79

44.	Please balance the discussion of competitive strengths with a brief discussion of the greatest challenges currently faced by Knight and GETCO.

In response to the Staff’s comment, we have revised the disclosure on pages 85-87 to include a discussion of the key challenges that the combined company is expected to face.

45.	Please revise your disclosure in this section to provide objective support for your statements. As non-exclusive examples, we note your statements that:

•	the business combination “creates a leading, global market making and agency execution solutions provider” (page 79);

•	GETCO and Knight have “cutting-edge technology and operations” and that Knight has a “leading customer franchise” (page 79);

•	GETCO has “state-of-the-art technology and operations” and is a “leading proprietary market-maker” (page 80); and

•	the combined company “will have a modern and comprehensive platform...with fast time-to-market” and will have an “industry-leading customer portfolio.”

Please note that the above are examples only.

In response to the Staff’s comment, we have revised the disclosure throughout the Form S-4/A, including specifically with respect to the above statements on pages 82-85.

Business Overview, page 79

46.	We note from your disclosure on page 81 that you cite GETCO’s and Knight’s risk management when discussing the “[c]ore strengths and key competitive differentiators” of the combined company. We also refer to your disclosure in the first bullet point on page 82. In an appropriate section, please provide disclosure that describes the risk management structure of the combined company, including the following information.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

•	Please explain what individuals, groups, or committees are responsible for risk oversight and indicate whether the combined company will have an overall risk tolerance policy.

•

Please indicate how risk-related information will be communicated among the various individuals and entities responsible for risk management, and under what circumstances such information is communicated to senior level executives, or to the Board of Directors.

•	Please describe your policies in the event of risk limit breaches, including to whom such breaches will be reported.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 to specify that the Board of Directors of the Company will be responsible for setting the overall risk tolerance policy and the Risk Committee, the Chief Risk Officer (the “CRO”) and the risk control organization reporting to the CRO will be responsible for defining and implementing risk control procedures. The procedures for communicating risk-related information among individuals and to senior level executives and the Board of Directors, as well as the policies in the event of risk limit breaches, will be developed at a later date.

Background of the Mergers, page 84

47.	Please provide copies of Knight Capital and GETCO’s board books.

The presentation material prepared by Sandler O’Neill in connection with its opinion to the Knight Board of Directors dated December 18, 2012 and by BofA Merrill Lynch in connection with its opinion to the GETCO Board of Directors dated December 18, 2012 are each being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for each of Knight and BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for each of Knight and BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

48.	Please describe each of the meetings between Knight and GETCO. The descriptions of each meeting should describe the matters discussed and identify who was present.

We note the Staff’s comment. We believe that we have included a description of each meeting between Knight and GETCO that would be material to stockholders. We have also revised the disclosure on pages 89-96 to provide additional detail with respect to these meetings.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

49.	We refer to your disclosure in the third-to-last paragraph on page 85. Please explain why “it became apparent that an all-stock deal was not going to be feasible” and describe what prompted the re-engagement of diligence matters between GETCO and Knight in November 2012.

In response to the Staff’s comment, we have revised the disclosure on page 91.

50.	Please identify company A, disclose the relative ownership that was being discussed and explain why the relative ownership was not sufficient for Knight’s shareholders.

We note the Staff’s comment, but are subject to a confidentiality agreement with Company A and are not permitted to disclose its identity. We have revised the disclosure on page 91 to discuss the relative ownership.

51.	Please expand your discussion to describe the details of the stand-alone plan that Knight was considering, including the resources required to execute the plan. Discuss the directors reasons for believing a transaction with GETCO or Company A were in the best interest of the Knight stockholders, rather than pursuing the stand-alone plan.

In response to the Staff’s comment, we have revised the disclosure on page 94.

Knight’s Reasons for the Merger; Recommendation of the Knight Board of Directors, page 90

52.	Please discuss the anticipated pro forma impact of the plan.

In response to the Staff’s comment, we have revised the disclosure on page 96.

53.	We note that you cite the current and historical prices of Knight common stock as a reason for the recommendation, please expand the “Background of the Mergers” to disclose the stock price as at the time of the agreement and at other relevant times throughout the negotiation process.

In response to the Staff’s comment, we have revised the disclosure on pages 90-95.

54.	The countervailing risks and negative factors the Board considered should be presented in a manner that is as prominent as the reasons for the merger. Please revise the two sentences beginning “Knight’s board of directors also considered a number of countervailing risks...” to a presentation as prominent as your heading “Knight’s Reasons for the Merger...” Similarly, revise “GETCO’s Reasons for the Mergers...”

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

The Company acknowledges the Staff’s comment and has inserted headings on pages 96-98 and 108-111 of the Registration Statement to highlight each company’s reasons for the mergers, potential risks relating to the mergers and the recommendations of their respective board of directors. Each of these headings is presented in the same manner, and therefore the countervailing risks and negative factors considered by the board are presented in a manner that is as prominent as the reasons for the mergers.

55.	We note that Knight’s board considered its officers and directors interests in the merger as a countervailing risk.

We note the Staff’s comment.

Opinion of Sandler O’Neill, page 92

56.	Please disclose any instructions or limitations that the Knight board provided to Sandler O’Neill regarding the fairness opinion. See Regulation M-A Item 1015(b)(6).

In response to the Staff’s comment, we have revised the disclosure on page 101.

57.	We note your presentation of transaction ratios presented under “Summary of Proposal.” Please explain how Sandler O’Neill used these rations to support its fairness opinion. For example, did Sandler O’Neill compare these ratios to rations calculated from similar transactions?

In response to the Staff’s comment, we have revised the disclosure on page 101.

58.	With respect to the Knight Comparable Company Analysis, please explain how Sandler O’Neill selected the peer group. If there were any companies that met the selection criteria but were excluded from the analysis, please identify them and explain why they were excluded. Provide similar information for Sandler O’Neil’s selection of GETCO’s peer group on page 98.

In response to the Staff’s comment, we have revised the disclosure on pages 102 and 104.

59.	With respect to the comparable company analysis, it appears that this analysis does not consider the price implied from the terms of the transaction. Please disclose that this analysis does not consider the price implied in the terms of the transaction and explain how it supports the fairness opinion.

In response to the Staff’s comment, we have revised the disclosure on page 102.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

60.	Please explain how the Historical Trading Multiples Analysis supports the opinion that the merger consideration is fair to the Knight shareholders.

In response to the Staff’s comment, we have revised the disclosure on page 103.

61.	With respect to the present value analysis, please explain why you believe the price to forward earnings multiples of 8.0x to 13.0x; multiples of tangible book value ranging from 0.7x to 1.2x; and discount rates ranging from 8.8% to 14.8 % are appropriate. Similarly, tell us why you used a discount rate of 11.8%.

In response to the Staff’s comment, we have revised the disclosure on page 103.

Opinion of BofA Merrill Lynch, page 104

Financial Analyses, page 108

62.	Please explain how you selected the companies selected for the public companies traded analysis. To the extent that there were additional companies that met the criteria but were excluded from the analysis, please identify them and explain why they were excluded.

In response to the Staff’s comment, we have revised the disclosure on page 114 to discuss in greater detail the specific criteria used by BofA Merrill Lynch to select the companies it deemed comparable.

63.	We note that you identified seven trading platforms, yet the discussion indicates BofA used six as a multiple of per share TBV. Please explain why one of the platforms was omitted from the analysis.

In response to the Staff’s comment, we have revised the disclosure on page 114 to discuss why one of the platforms was omitted from the analysis.

64.	Additionally, you state that you applied multiples of 1.0x to 1.4x derived from the selected publicly traded trading platforms. Is the “selected” trading platforms a reference to the initial seven or the six used for the TBV analysis? Please clarify the reference throughout the discussion.

In response to the Staff’s comment, we have revised the disclosure on pages 114-115.

65.	With respect to the selected precedent transaction analysis, please indicate the date of each of the transactions used in the analysis. Additionally, explain how the transactions were selected. If there were additional transactions that met the selection criteria that were not considered in the analysis, please identify them and explain why they were excluded from the analysis.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

In response to the Staff’s comment, we have revised the disclosure on page 116 to indicate the date of the transactions used in the analysis. In addition, the Company has disclosed why certain transactions that met BofA Merrill Lynch’s selection criteria were not considered by BofA Merrill Lynch in the analysis.

66.	Please explain how you determined the TBV and TBV and EBITDA multiples for you discounted cash flow analyses.

In response to the Staff’s comment, we have revised the disclosure on page 117 to discuss in greater detail how TBV and TBV and EBITDA multiples for the discounted cash flow analysis were determined.

Interests of Certain of Knight’s Directors and Executive Officers in the Merger, page 116

67.	We refer to your disclosure in the last paragraph on page 117. Please file as an exhibit the letter agreement with Thomas Joyce reflecting his amended employment agreement.

In response to the Staff’s comment, we have filed the letter agreement with Thomas Joyce, reflecting his amended employment agreement, as Exhibit 10.1 to the Registration Statement.

Merger-Related Compensation for Knight’s Named Executive Officers, page 119

68.	We note from your disclosure that the amounts disclosed in the table “are estimates based on multiple assumptions...and do not reflect certain compensation actions that may occur before the completion of the mergers (such as the payment of 2012 annual incentive awards, the granting of equity awards and/or retention awards).” We note further that Knight Capital historically has granted equity and incentive awards for the prior fiscal year in January of the following year (i.e., in January 2013). Therefore, it is unclear why you have not included 2012 annual incentive, equity and retention awards in the tabular disclosure on page 119. Please advise, or revise your disclosure to include these amounts.

The Company notes the Staff’s comments and wishes to clarify that the tabular disclosure included the equity awards granted as part of the 2012 annual incentive award process, which will vest if a Named Executive Officer is terminated in connection with the completion of the mergers. The reference in the introduction to any 2012 awards was in error and, in response to the Staff’s comment, the Company has revised the disclosure on page 126.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

69.	We refer to your disclosure in footnote (3) to the table on page 119. Please describe the specific circumstances that would lead to a “qualifying termination of employment.” See Regulation S-K Item 402(t)(3)(i).

In response to the Staff’s comment, we have revised the disclosure on page 127.

Interest of Jefferies in the Mergers, page 23

70.	Please disclose the percentage of the combined company that Jefferies will own following the mergers.

In response to the Staff’s comment, we have revised the disclosure on page 131 to disclose the expected percentage of Company common stock that Jefferies will own following the mergers. The Company respectfully advises the Staff that the actual amount of Company common stock that Jefferies will own following the mergers will depend on the results of the cash / stock election.

71.	Quantify the customary fees Jefferies will receive in connection with its financing role.

In response to the Staff’s comment, we have quantified the fees Jefferies will receive in connection with its financing role on page 131.

Board of Directors and Executive Officers of KCG, page 124

72.	Please revise to disclose on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Coleman, Schuler and Tierney should serve as a director.

In response to the Staff’s comment, we have revised the disclosure on pages 132-133.

Material U.S. Federal Income Tax Consequences, page 135

73.	Please revise to state that the tax consequences presented are counsel’s opinion and indicate whose opinion it is.

In response to the Staff’s comment, we have revised the disclosure on page 144.

Conditions to the Completion of the Mergers, page 152

74.	We note that certain of the conditions enumerated in this section are subject to waiver. Please disclose whether it is Knight’s intent to re-solicit shareholder approval of the mergers if either party waives material conditions.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

In response to the Staff’s comment, we have revised the disclosure on page 160. Knight and GETCO confirm that they intend to re-solicit stockholder approval of the mergers in the event that either Knight or GETCO waives a material condition.

75.	We note your disclosure that both Knight and GETCO reserve the right to waive the tax opinion condition. Please confirm that you will file executed opinions of counsel prior to effectiveness and that you undertake to recirculate and re-solicit if the condition is waived and the change in tax consequences is material. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Company confirms, on page 160, that it will file executed opinions of counsel prior to effectiveness and that it undertakes to recirculate and re-solicit if the condition is waived and the change in tax consequences is material.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 167

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 173

Unaudited Pro Forma Balance Sheet, page 173

76.	We note your purchase price calculations in adjustment (b). Please address the following.

•

It appears that certain amounts included in your identifiable nets assets are not reflective of fair value (e.g., Investments and Long-term debt). We understand your purchase price allocation is preliminary; please confirm all amounts presented in your future filings will be presented accordance with ASC 805.

In response to the Staff’s comment, we have revised the disclosure on pages 179-181 to reflect the fair value of Investments and Knight’s existing Long-term debt. In addition, we confirm that all amounts presented in future filings will be presented in accordance with ASC 805.

•	Tell us how you computed the $29.5 million reduction in net deferred tax asset related to the change in goodwill and intangibles (footnote iii).

In response to the Staff’s comment, we have revised the disclosure on page 180 to explain the calculation related to the reduction of net deferred tax assets as a result of revaluing the carrying value of goodwill and intangibles.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

•

We note that the amount of total consideration paid does not include consideration related to the conversion of stock options or other stock-based awards. Tell us if you considered ASC 805-30-30-9 through 13 in your determination of consideration paid. Please advise, or revise your current presentation to disaggregate stock options or other stock-based awards from your common stock issuances related to the merger, as necessary.

We advise the Staff that the total consideration includes all relevant stock and stock-based awards in accordance with ASC 805-30-30-9 through 13. We have revised the disclosure of Total Consideration on page 180 to separately present the fair value of the vested portion of the Knight Restricted Stock Units (RSUs) included in our determination of the consideration paid. These RSUs will convert to fully vested KCG RSUs on the closing date as described elsewhere in the Registration Statement. In the prior filing of the Registration Statement, the vested RSUs were aggregated with other KCG units to be issued in the business combination as part of the consideration included in “Estimated fair value of KCG shares issued to current Knight stockholders.” We also advise you that there are certain fully vested and exercisable options outstanding that entitle the holders to purchase Knight shares. However, we have not included such potentially outstanding shares in the determination of purchase consideration because we do not expect any of these options to be exercised prior to the acquisition date, because their exercise prices, which as of December 31, 2012 ranged from $6.06 to $19.36, are significantly greater than of the estimated Knight share value of $3.75.

We also advise you that Knight will have certain unvested RSUs outstanding on the closing date which will be replaced with RSUs representing the right to receive units in KCG. However, because we have applied the accounting guidance in ASC 805-40-30-2 to measure the consideration transferred in this transaction, no portion of the fair value of these unvested RSUs is included in the total purchase consideration. This is because the consideration transferred by the accounting acquirer (GETCO) was based on the number of equity interests that the legal subsidiary (GETCO) expects it would have had to issue to give the owners of the legal parent (Knight) the same percentage equity interest in the combined entity (KCG) that results from the mergers.

•

We note that the Getco unitholders will also receive warrants in addition to common stock as part of the merger. Tell us why you have not included the warrants in total consideration within your purchase price calculations. Please advise and revise as necessary.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

We acknowledge the Staff’s comment and advise the Staff that we measured the consideration transferred in accordance with ASC 805-30-30-2 and 805-40-30-2. The consideration transferred by the accounting acquirer (GETCO) was based on the number of equity interests the legal subsidiary (GETCO) would have had to issue to give the owners of the legal parent (Knight) the same percentage equity interest in the combined entity (KCG) that results from the mergers. We used the closing date fair value of the accounting acquiree’s (Knight’s) publicly traded common stock to determine the acquisition date fair value of the purchase consideration (i.e. for the restricted equity issuance). We determined that the accounting acquiree’s publicly traded common stock represented the most readily determinable fair value measure. Because the warrants to be received by the accounting acquirer (GETCO) do not impact the legal parent’s (Knight’s) equity interest in the combined entity, the value of these warrants has not been included in the determination of the purchase consideration transferred.

77.	Please revise your disclosure within adjustment (d) to quantify the impact of each of the assumptions identified. In regards to assumption vii, where you indicate that retained earnings are carried forward in the same amount, explain why any undistributed earnings (if any) were not reclassified to additional paid-in-capital. Refer to SAB Topic 4B.

In response to the Staff’s comment, we have revised the disclosure on page 181 related to adjustment (d) of the unaudited pro forma balance sheet. In addition, we have revised the pro forma adjustment related to assumption [vii] to reflect the guidance in SAB Topic 4B and the SEC Staff Training Manual Section 3410.3, which indicates: “Undistributed earnings or losses of a Sub-S registrant should be reclassified to paid-in capital in the pro forma statements. [SAB Topic 4B] Similarly, undistributed earnings or losses of partnerships should be reclassified to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity.”

78.	Considering the significance of the conversion of your A-1 Preferred Stock included within adjustment (f), and the fact that the conversion feature is not directly attributable to the merger agreement, please revise your pro forma presentation to disaggregate the conversion transaction and present it separately from your purchase price adjustments on page 170. In addition, expand your disclosure to quantify the effects of each transaction noted.

In response to the Staff’s comment, we have revised the adjustments and disclosure on pages 177 and 183 to reflect the conversion of Knight’s Series A-1 Preferred Stock as an “Other Adjustment” and to quantify the adjustments in the related note.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

79.	We note from your disclosure on page 119 (Golden Parachute Compensation) that a cash retention payment will be made to Mr. Joyce upon the completion of the mergers and that it does not relate to his continued employment with KCG following the completion of the mergers. Please address the need to provide a pro forma balance sheet adjustment to retained earnings to reflect this merger-related compensation.

In response to the Staff’s comment, we have revised the unaudited pro forma balance sheet and related disclosures on pages 179-181 to reflect the cash retention payment that will be made to Mr. Joyce upon the completion of the mergers as an assumed liability and an adjustment to retained earnings.

Unaudited Proforma Income Statement, page 175

80.	We note adjustment (h) as it relates to impairments recognized on intangibles and goodwill in the historical financial statements. It is not clear how you determined that this adjustment is consistent with Article 11 of Regulation S-X, considering the events that gave rise to the historical impairment charge did not stem from the merger transaction. We understand the nature of the unusual event that triggered the impairment and we would not object to footnote disclosure only. Please revise your unaudited pro forma condensed combined consolidated statement(s) of operations (Minimum and Maximum scenarios) to remove such adjustment.

In response to the Staff’s comment, we have revised the pro forma condensed combined consolidated statement(s) of operations (Minimum and Maximum scenarios) on page 181 to remove the adjustment related to Knight’s historical impairment charge.

Management’s Discussion and Analysis of Financial Condition and Results...., page 209

81.	Please provide a management’s discussion and analysis of the anticipated impact of the merger on Knight Holdco’s results of operations, liquidity and capital resources. The discussion should address the significant debt to which Knight Holdco may become subject as a result of the proposed merger, as well as the impact of the financing arrangements into which it will enter as part of the merger transactions.

In response to the Staff’s comment, we have revised the disclosure on page 139 to include a description of expected liquidity and capital resources of the Company. It should be noted that the Company is currently a shell entity and does not have any historical results of operations.

82.

We note that you cite certain global and domestic macroeconomic trends as impacting GETCO’s business. Please expand your disclosure to clarify the extent to which these trends have impacted GETCO’s results of operations. For example, we

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

note your disclosure on page 211 that low levels of market volume and volatility have reduced market making opportunities. Please quantify the impact that lower market volumes during 2012 had on the results of GETCO’s operations. Similarly, please also address whether trends have negatively impacted GETCO’s market share, disclose the amount of “substantial investments” that GETCO has made to its technological infrastructure, and explain what impact regulation and electronically traded products have had on GETCO’s business.

In response to the Staff’s comment, we have revised the disclosure on page 214 to remove the reference to the impact of certain global and domestic macroeconomic trends on GETCO’s business.

Segment Commentary – Nine Months Ended September 30, 2012 and 2011, page 213

83.	We note your disclosures of industry-specific trends such as market volumes and volatilities. Please revise your future filings to include your own market making volume statistics in addition to those of the industry when discussing the attributes to changes within your segment revenues.

The Company confirms that it will revise its future periodic reports to include its own market making volume statistics in addition to those of the industry when discussing the attributes to changes within its segment revenues.

Getco Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements, page F-8

Note 16. Membership Unit Award Plan and Incentive Unit Plan, page F-23

84.	We note that you grant membership unit awards and incentive unit awards to your employees in the form of Class B Units, Class E Units and incentive units under the Incentive Unit Plan. Please revise your footnote to include all of the required disclosures of ASC 718-10-50.

We have revised note 16 to the GETCO 2012 financial statements on pages F-27 - F-30 to include all of the required disclosures of ASC 718-10-50.

Knight Capital Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

85.	To the extent applicable, please address comments issued above in future periodic reports.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

We confirm that to the extent applicable Knight and the Company will address the comments issued above in future periodic reports.

Notes to Consolidated Financial Statements, page 78

Note 7. Fair Value of Financial Instruments, page 90

86.	We note from your disclosure that you hold several types of derivative instruments and related disclosure on how you determine their fair value. Please tell us and revise your disclosure in future filings to more clearly explain how you factor both your own and counterparty credit risk into your fair value determinations for derivative instruments.

In response to the Staff’s comment, as of December 31, 2012, the only material derivatives held by Knight were listed equity options. Knight enters into derivative transactions, primarily with respect to making markets in listed domestic options. These are exchange traded derivatives and are therefore marked to exchange closing prices. For remaining derivatives, Knight does not believe credit risk is a material component of the fair values.

Note 28. Subsequent Events, page 132

Assets for Sale, page 132

87.	We note that you began a process to actively market the sale of certain businesses and that the expected sale price of one of such businesses will be less than the carrying value, resulting in a loss to the Company. Tell us when you determined such businesses would be made available for sale and when you performed your impairment assessment (refer to ASC 360-10-35).

In response to the Staff’s comment, subsequent to December 31, 2012, Knight began a process to actively market the sale of its fixed income business (“KFI”) and another business unit. As of December 31, 2012, however, neither of these businesses met the held for sale criteria as set out in ASC 360-10-45-9. The board of directors of Knight approved a plan to sell substantially all of the assets of KFI at a meeting of the board on February 27, 2013. Consequently, KFI met all of the criteria and was therefore held for sale as of February 27, 2013. However, the other business unit currently marketed for sale still had not met the held for sale criteria as set out in ASC 360-10-45-9.

Knight performed the impairment analysis of KFI pursuant to ASC 360-10-35 as of the end of February 2013, and as a result of that analysis Knight has recorded an impairment charge during the quarterly period ended March 31, 2013.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2013

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at NGDemmo@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo

cc.	Via E-mail Andy Greenstein (Knight Capital Group, Inc.) John McCarthy (GETCO Holding Company, LLC)